

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2021

Jean-Michel Ribiéras
Chief Executive Officer
Sylvamo Corporation
6400 Poplar Avenue
Memphis, TN 38197

> **Re:** **Sylvamo Corporation**
> **Amendment No. 2 to Draft Registration Statement on Form 10-B**
> **Exhibit Nos. 10.7, 10.8, and 10.9**
> **Submitted July 13, 2021**
> **CIK No. 0001856485**

Dear Mr. Ribiéras:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance